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TAXOTERE® (docetaxel) receives Priority Review in Japan

for Supplemental New Drug Application (sNDA)

in prostate cancer

Paris, France - June 7, 2007 - Sanofi-aventis announced today that its anticancer drug TAXOTERE® (docetaxel) has received Priority Review for a new indication by Ministry of Health, Labour and Welfare (MHLW) of Japan. A supplemental New Drug Application (sNDA) as a treatment of metastatic hormone refractory prostate cancer (mHRPC) was submitted to MHLW on Feb. 28 this year.

Since being approved in 2004 in the U.S. and Europe, TAXOTERE®, in combination with prednisone, has become the standard treatment for mHRPC. In large overseas clinical studies, TAXOTERE®-based regimens have conferred longer survival and improved quality of life compared to other active regimens.

Yet, currently, there are a limited number of drugs with health insurance coverage, which are used to treat mHRPC in Japan. For that reason, Japanese urologists requested that Japan Society of Clinical Oncology, The Japanese Urological Association, and Japanese Society of Medical Oncology, solicit MHLW to perform a fast review for TAXOTERE® in the prostate cancer treatment.

In Japan, TAXOTERE® is used for the treatment of 7 types of cancer. TAXOTERE® has been approved for the treatment of breast cancer and non-small cell lung cancer as the first taxoid antitumor agent in 1996. Furthermore, it obtained the approval for gastric, head and neck, and ovarian cancers in 2000 followed by esophageal cancer in 2004 and endometrial cancer in 2005.

About TAX 327 Study

From March 2000 through June 2002, 1,006 men with metastatic hormone refractory prostate cancer were enrolled in the TAX 327 international multicenter phase III randomised non-blinded study.

Patients randomly assigned to TAXOTERE® groups received either 75 mg/m² of TAXOTERE® as intravenous infusion every three weeks, or 30 mg/m² of TAXOTERE® weekly for five of every six weeks. Patients randomly assigned to the standard treatment received 12 mg/m² of mitoxantrone every three weeks. All patients received 5 mg of prednisone given orally twice daily. On average, patient tended to receive the greater number of cycles in the docetaxel arm (every 3 weeks: 9.5 cycles) than in the mitoxantrone arm (every 3 weeks: 5 cycles).

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

The primary end point was overall survival. Secondary end points were pain, Prostate Specific Antigen (PSA) levels, and the quality of life. All statistical comparisons were against mitoxantrone.

A primary analysis performed in August 2003 and published in the New England Journal of Medicine in 2004(1) already demonstrated that the study end points have been reached, showing that TAXOTERE® every three weeks given with prednisone, led to a superior survival and improved clinical benefit in terms of pain, serum PSA level, and quality of life, as compared with mitoxantrone plus prednisone.

The 3-weekly 75mg/m² TAXOTERE® (docetaxel)-prednisone regimen was approved for use as a treatment for androgen independent (hormone-refractory) metastatic prostate cancer in the U.S. in May 2004 and in October 2004 in Europe.

About Prostate Cancer

Prostate cancer ranks third worldwide in cancer incidence and sixth in cancer mortality among men. In Europe in 2004, according to the International Agency for Research on Cancer, 238,000 men were diagnosed with prostate cancer and 85,000 died from prostate cancer in the same year. Approximately 219,000 men in the U.S. are expected to be diagnosed with the disease in 2007 and over 27,000 men are expected to die from the disease. In the European Union, over 200,000 new cases are anticipated to be diagnosed, and over 60,000 patients are anticipated to die each year. In Japan, the number of diagnosed cases was 37,060 in 2005 and ranked fifth following gastric, colon, lung and liver cancers in the Japanese males. The death rate is the sixth among all types of cancer for males. Since the incidence of prostate cancer increases with age, the aging of the overall population is expected to further increase the number of prostate cancer patients.

About TAXOTERE®

TAXOTERE® is currently approved in 5 different cancer types in Europe and the US:

•	In Breast Cancer

In the United States and in Europe TAXOTERE® is approved to treat patients with locally advanced or metastatic breast cancer after failure of prior chemotherapy. It is also approved in Europe in combination with doxorubicin for patients who have received prior cytotoxic therapy for this condition and in combination with capecitabine after failure of cytotoxic therapy which would have included anthracycline. In the adjuvant setting (post surgery) it is approved in the U.S. and in Europe in combination with doxorubicin and cyclophosphamide (TAC regimen) for the treatment of patients with operable, node-positive breast cancer. Finally, in Europe, TAXOTERE® is approved in combination with trastuzumab for the treatment of patients with metastatic breast cancer- overexpressing HER2 receptor.

•	In Lung Cancer

In the U.S. and in Europe, TAXOTERE®, in combination with cisplatin, is approved for the treatment of patients with unresectable locally advanced or metastatic non-small cell lung cancer (NSCLC) who have not received prior chemotherapy, and it also is approved, as a single agent, for patients with unresectable locally advanced or metastatic NSCLC after failure of prior platinum-based chemotherapy.

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com

•	In Prostate Cancer

TAXOTERE® is approved for use in combination with prednisone as a treatment for androgen independent (hormone-refractory) metastatic prostate cancer in the U.S. and in Europe.

•	In Gastric (Stomach) Cancer

The FDA and the Committee for Medicinal Products for Human Use (CHMP) of the European Agency for the Evaluation of Medicinal Products (EMEA) approved in March 2006, the use of TAXOTERE® Injection Concentrate in combination with cisplatin and 5-fluorouracil for the treatment of patients with advanced stomach (gastric) cancer, including cancer of the gastro oesophageal (GE) junction, who have not received prior chemotherapy for advanced disease.

•	In Head and Neck Cancer

In October 2006, the European Medicines Agency (EMEA) and the FDA approved TAXOTERE® (docetaxel) Injection Concentrate in combination with cisplatin and fluorouracil for the induction treatment of patients with inoperable locally advanced squamous cell carcinoma of the head and neck (SCCHN).

About sanofi-aventis

Sanofi-aventis is one of the world leaders in the pharmaceutical industry, ranking number one in Europe. Backed by a world-class R&D organisation, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine and vaccines. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

References

•	1 [N Engl J Med 2004;351:1502-12]

  Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com